SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 2, 2011

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒       Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐       No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐       No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐       No: ☒

STOCK EXCHANGE RELEASE

April 27, 2011

Changes in Nokia Corporation’s own shares

Nokia Corporation
Stock exchange release
April 27, 2011 at 16.30 (CET +1)

Espoo, Finland — Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 28 494 Nokia shares (NOK1V) held by the Company are today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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Press Release

Espoo, Finland / Schaumburg, Illinois — April 29, 2011

Nokia Siemens Networks completes acquisition of certain wireless network infrastructure assets of Motorola Solutions

•                  Pays US $975 million in cash

•                  Approximately 6900 employees will transfer to Nokia Siemens Networks

•                  Takes on responsibility for 50 operator customers in 52 countries

Nokia Siemens Networks and Motorola Solutions, Inc. (NYSE: MSI) today jointly announced that Nokia Siemens Networks has completed its acquisition of Motorola Solutions’ Networks assets paying US $975 million in cash. As of April 30 2011, responsibility for supporting customers of Motorola Solutions’ GSM, CDMA, WCDMA, WiMAX and LTE products and services transfers to Nokia Siemens Networks.

“The people, customers and technology we’ve acquired greatly complement our existing business by taking us into new markets and broadening our market share,” said Rajeev Suri, chief executive officer, Nokia Siemens Networks. “Our combined knowledge and experience will provide our newly expanded customer base with the means to grow by providing greater value to their subscribers.”

“Motorola Solutions is pleased to complete this transaction to combine our Networks team with an industry leader,” said Greg Brown, president and chief executive officer, Motorola Solutions. “This is great news for our customers, our investors and our people and will allow Motorola Solutions to further sharpen our strategic focus on providing mission-critical solutions for our government and enterprise customers.”

The acquisition strengthens Nokia Siemens Networks’ position in key regions, particularly North America and Japan, as well as with some of the world’s major service providers. Based on revenue, the addition of Motorola Solutions’ Networks assets makes Nokia Siemens Networks the third largest wireless infrastructure vendor in the United States and the leading non-Japanese wireless vendor in Japan. In addition, the acquisition reinforces Nokia Siemens Networks’ position as the world’s second largest wireless infrastructure and services provider.

As part of the deal, responsibility for supporting 50 operators across 52 countries, as well as approximately 6900 employees, will transfer to Nokia Siemens Networks. In addition, Nokia Siemens Networks is acquiring a number of research and development facilities including sites in the United States, China, Russia, India and the UK.

About Motorola Solutions

Motorola Solutions is a leading provider of mission-critical communication products and services for enterprise and government customers. Through leading-edge innovation and communications technology, it is a global leader that enables its customers to be their best in the moments that matter. Motorola Solutions trades on the New York Stock Exchange under

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks

the ticker “MSI.” To learn more, visit www.motorolasolutions.com. For ongoing news, please visit our media center or subscribe to our news feed.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Forward Looking Statements

Nokia

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries

Nokia Siemens Networks

Ben Roome

Media Relations

Phone: +44 7827 300203

E-mail: ben.roome@nsn.com

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Motorola Solutions

Nick Sweers

Global Communications

Phone: +1 847-576-2462

E-mail: nicholas.sweers@motorolasolutions.com

Press Release

Espoo, Finland — April 18, 2011

Nokia Siemens Networks appoints Amiram Mel to lead Business Solutions

Amiram Mel will join Nokia Siemens Networks as head of Business Solutions on June 1 2011. Mel will also join the company’s executive board. Business Solutions is one of Nokia Siemens Networks’ three business divisions alongside Network Systems and Global Services.

“Amiram brings a strong track record of delivering growth and profitability,” said Rajeev Suri, chief executive officer of Nokia Siemens Networks. “His deep experience in driving software and services businesses is ideally suited to ensuring that our Business Solutions organization reaches its full potential and delivers on our vision of the individual communications experience.”

Mel’s career spans telecoms, information technology and academia. The majority of his career has been spent at Amdocs where he held a number of executive positions in R&D, product management, sales, services and regional business leadership. In those roles, his accomplishments included building a significant outsourcing business, transforming the billing organization, improving the efficiency and quality of Amdocs’ global software development centers and developing strong relationships with major global customers.

Mel’s last role at Amdocs was president, North America, a position he held for approximately five years. He joins Nokia Siemens Networks from Logic Systems where, in his role as chief executive officer, he led a team that more than doubled sales since 2008.

Mel will be based in the UK at the company’s Southwood office.

Download photo: Amiram Mel, the new head of Business Solutions at Nokia Siemens Networks

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Ben Roome

Media Relations

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

Phone: +44 7827 300203

E-mail: ben.roome@nsn.com

Media Relations

Phone: +358 7180 31451

e-mail: mediarelations@nsn.com

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Press Statement

Espoo, Finland — April 13, 2011

Nokia Siemens Networks, Motorola Solutions agree new price for acquisition of Networks assets at US $975 million

•                  Preliminary injunction from Huawei preventing transfer of certain assets withdrawn

•                  Companies target April 29, 2011 to close transaction

•                  Anti-trust approval still pending from Chinese regulatory authorities

A new purchase price of US $975 million has been agreed for the sale of Motorola Solutions’ Networks assets to Nokia Siemens Networks.

In addition, Huawei has agreed to withdraw its claims and dismiss, with prejudice, its lawsuit against Motorola and Nokia Siemens Networks in the Chicago federal district court.

Motorola Solutions and Nokia Siemens Networks aim to close the transaction on April 29, 2011. Closing will be confirmed after, and provided that, the companies have received anti-trust approval from the Ministry of Commerce in China and all other closing conditions have been met.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Ben Roome

Media Relations

Phone: +44 7827 300 203

E-mail: ben.roome@nsn.com

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

Forward Looking Statements

Nokia

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the intention to form a strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform, including the expected plans and benefits of such partnership; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) whether definitive agreements can be entered into with Microsoft for the proposed partnership in a timely manner, or at all, and on terms beneficial to us; 2) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through the proposed partnership with Microsoft; 3) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 4) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 6) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 7) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 8) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 9) our ability to retain, motivate, develop and recruit appropriately skilled employees; 10) our ability to implement our strategies, particularly our new mobile product strategy; 11) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 12) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) the success, financial condition and performance of our suppliers, collaboration partners and customers; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 16) our ability to source sufficient amounts of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms; 17) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 18) our ability to successfully manage costs; 19) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 20) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 21) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to protect the technologies, which we

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or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 23) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 24) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 25) any disruption to information technology systems and networks that our operations rely on; 26) unfavorable outcome of litigations; 27) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 28) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 29) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 30) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 31) whether Nokia Siemens Networks’ acquisition of the majority of Motorola’s wireless network infrastructure assets will be completed in a timely manner, or at all, and, if completed, whether Nokia Siemens Networks is able to successfully integrate the acquired business, cross-sell its existing products and services to customers of the acquired business and realize the expected synergies and benefits of the planned acquisition; 32) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 33) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 34) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 35) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 36) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 37) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Enclosures:

Nokia stock exchange release dated April 27, 2011: Changes in Nokia Corporation’s own shares

Nokia Siemens Networks press release dated April 29, 2011: Nokia Siemens Networks completes acquisition of certain wireless network infrastructure assets of Motorola Solutions

Nokia Siemens Networks press release dated April 18, 2011: Nokia Siemens Networks appoints Amiram Mel to lead Business Solutions

Nokia Siemens Networks press release dated April 13, 2011: Nokia Siemens Networks, Motorola Solutions agree new price for acquisition of Networks assets at US $975 million

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel